Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 15, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust III (the “Trust”)
Post-Effective Amendment No. 50 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23312; 333-221764

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 24, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Ninepoint Energy ETF and Ninepoint Energy Income ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively. In correspondence please confirm that there is no fee waiver, reimbursement, or recoupment arrangement for either Fund. If there are, please describe the waivers, reimbursements and/or recoupments in a footnote.

Response: The Funds’ completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further confirms that there are currently no fee waivers or reimbursements in place.
2.	Please confirm in correspondence whether the Fund intends to engage in borrowing, short sales, or make investments in other investment companies and, if so, add additional expense table line items. If so, please add any additional strategy disclosure or risk factors.

Response: The Trust confirms that the Funds do not initially intend to engage in, borrowing, short sales, or make investments in other investment companies.

Principal Investment Strategies

3.	Please provide examples or additional details as to the types of related energy resource sector activities that companies in which the Fund invests will be involved in.

Response: The Trust confirms that the Prospectus has been revised to include such examples.

4.	The Staff notes that the description of Energy Companies in the summary appears focused on traditional energy sources, whereas the more detailed description in Item 9 includes renewable or alternative energy sources. Please briefly revise the summary to clarify the scope of the Energy and Resources sector so that it is consistent with how it is described in Item 9. Also, consider adding a cross-reference to the additional details in Item 9.

Response: The Trust confirms the foregoing changes have been made to the Prospectus. Specifically, (i) the description of Energy Companies in the summary has been revised to clarify that it includes both traditional and renewable/alternative energy sources, aligning with the more detailed description in Item 9, and (ii) a cross-reference to Item 9 has been added.
5.	Briefly explain the terms about a company’s “free cash flow yield” and “enterprise value to free cash flow ratio” to help investor’s understanding of the process.

Response: The Trust confirms that brief explanations of the foregoing terms have been added to the Prospectus.
6.	Please further tailor the Fund’s strategy to address how the Sub-Adviser considers energy companies specifically. For example, it is unclear whether “inventory depth” is a reference to reserves and whether the Sub-Adviser favors specific types of reserves and/or their locations when evaluating companies.

Response: The Trust confirms that the Prospectus has been revised accordingly.
7.	For the Ninepoint Energy ETF, please clarify what “financial instruments” other than equity securities of energy companies the Fund intends to invest for purposes of its 80% policy and ensure such instruments are adequately disclosed in the strategy disclosure and risk sections.

Response: The Fund does not intend to invest in financial instruments other than the equity securities of energy companies. Accordingly, the reference to "financial instruments" in the Fund’s 80% policy has been removed.
8.	Please explain in correspondence, how the Funds will count investments in other investment companies and investments in derivatives for purposes of complying with its 80% policy to invest in Energy Companies.

Response: For both Funds, compliance with the 80% policy is determined by including direct investments in energy companies and any exposure gained through other investment companies and derivatives. When investing in other funds, the Funds apply a look-through approach, counting the portion of the underlying holdings that are invested in energy companies. For derivatives, the Fund use the notional value to account for the full exposure those instruments provide. Bloomberg’s AIM system is used to monitor and track these exposures.
9.	For the Ninepoint Energy Income ETF, to ensure investors understand the geographic focus of this Fund’s strategy, please define the scope of North America. For example, is it intended to include or exclude all central American and Caribbean companies? Also describe how a company is considered to be located in North America, such as by headquarters, source of revenue, etc. We note that the risk factor regarding investing in North America only refers to the US, Canada, and Mexico.

Response: For the purposes of the Fund’s strategy, North America refers only to the United States, Canada, and Mexico, and does not include Central American or Caribbean countries. A company is considered to be located in one of these countries based on the primary location of its operations. The Fund’s principal investment strategy has been clarified accordingly.

10.	With respect to the Ninepoint Energy Income ETF’s target distributions:
a.	Will the Fund potentially borrow or invest in investments not described in its principal strategy description in order to achieve its intended distribution target? If so, add disclosure of any such borrowing or such investments for this purpose, including any additional associated risks or tax impacts.
b.	In correspondence, please advise the Staff whether the Fund intends to report a distribution rate and, if so, how will it be reported? If reported in sales literature, indicate whether it will be accompanied by the 30-day SEC yield calculation per Item 26(b)(4) of Form N-1A and explain how it will be calculated.

Response:
(a)	No, the Fund has no current intention to borrow or invest in investments not described in its principal strategy description in order to achieve its intended distribution target.
(b)	The Trust notes that the Fund plans to report distribution rates, which will be made available on the Fund’s website and included in other sales materials. Any such reported distribution rates in sales materials will be accompanied by the Fund’s 30-Day SEC yield. The distribution rate will reflect the annual yield an investor would receive if the most recent distribution, which includes option income, were to remain consistent. This rate will be calculated by multiplying the Fund’s most recent distribution per Share by twelve (12) and dividing the result by the Fund’s most recent NAV.
11.	With respect to the Ninepoint Energy Income ETF’s Covered Call Writing Strategy, please supplementally confirm that the strategy will be fully covered, or if not, explain why describing the strategy as covered is appropriate. Please describe or provide examples of the other types of financial instruments, other than securities, on which the Sub-Adviser may employ its covered call strategy.

Response: The Trust confirms that the Fund’s strategy will be fully covered – it will only write call options on securities that the Fund holds in its portfolio. The Fund will not employ the covered call strategy on any other financial instruments aside from the securities held by the Fund.
12.	For the Ninepoint Energy Income ETF, describe in the disclosure how liquid options contracts actually minimize slippage and how slippage would otherwise impact income from option premiums and/or impact potential benefits from appreciation of the underlying asset as a result of the covered call writing strategy.

Response: The Trust confirms that the Prospectus has been revised to include the aforementioned disclosures.
13.	For the Ninepoint Energy Income ETF, please provide an estimated percentage, if practicable, of portfolio assets that may be invested outside of North America.

Response: The Trust confirms that the Prospectus has been revised to provide such estimated percentage.
14.	For the Ninepoint Energy Income ETF’s 80% policy, please defined how the Fund determines that a company’s level of involvement in the energy and resource sector is sufficient to be deemed to be an Energy Company.

Response: The Trust confirms that the Fund’s 80% policy has been supplemented with such definitions.

Item 9

15.	Please confirm the accuracy of the Principal Investment Risks chart. In particular, confirm the foreign securities risk sub-bullet points are accurate.

Response: The Trust confirms that the Principal Investments Risks chart has been revised to reflect its accuracy.
16.	The Item 9 Counterparty Risk recites only one of the Fund’s counterparty risk disclosures. However, the Funds’ risks disclosures differed. Please revise as appropriate.

Response: The Trust confirms that the Item 9 Counterparty Risk disclosure has been updated accordingly.

Related Performance

17.	Please confirm the accuracy of the names of the similarly managed accounts in the disclosure as the Staff notes that the Sub-Adviser’s website lists its series as only Series F and Series ETF for both Funds.

Response: The Trust confirms the accuracy of the names of the similarly managed accounts in the revised disclosure included in the Prospectus.
18.	With respect to the Ninepoint Energy Income ETF, the Staff found the disclosure regarding the two separate series of the Canadian mutual fund used to illustrate past performance hard to follow due to the naming conventions (as noted above) and also because representations as to differences in expenses, diversification, tax restrictions, and investment limitations were only made with respect to the ETF Series, but not made with respect to Series F. Please revise the disclosure to clarify.

Response: The Trust confirms that the aforementioned language has been revised to clarify the foregoing issues.
19.	The Staff notes that both Canadian mutual funds referenced in this section have a Series A, a Series ETF, and a Series F share class, however, the Fund presents only Series ETF and Series F of the Energy Fund, and only Series ETF of the Income Fund as substantially similar accounts. Please explain in correspondence why the series not being presented were excluded, and represent to the Staff that the exclusion of such other series does not materially affect the performance being presented or cause the presentation to be misleading. Also in correspondence, explain why the differences between the similar accounts and the Funds as described in the disclosure do not alter the conclusion that the accounts are substantially similar to the Funds.

Response: The Trust confirms that the related performance information has been revised to reflect all series of each of the Canadian Funds.

Further, the Trust acknowledges that there are certain differences between the Canadian Funds and the Funds, as described in the disclosure. Despite these distinctions, the Trust believes that the differences do not alter the conclusion that the Canadian Funds and the Funds are substantially similar. The core investment strategy, portfolio management, and overall risk-return profile of each of the two sets of accounts remain aligned. The performance results provided for the Canadian Funds, while potentially impacted by the noted differences, still offer a reasonable and relevant basis for understanding the potential performance of the Funds. The Trust has accounted for these variances in the disclosure and believes that the performance history of the Canadian Funds is representative of the broader investment strategies employed by the Funds.

20.	With respect to the presentation of related performance for both Funds please also revise the disclosure or provide representations as follows:
a.	Disclose that the various differences described between the similar accounts and the Fund are not material, would not have a material impact on the disclosed performance, and do not alter the conclusion that the accounts are substantially similar.
b.	State clearly whether the performance shown is subject to all actual fees and expenses, including sales loads of the similar accounts.
c.	State that performance would have been different if similar accounts were denominated in US dollars rather than Canadian dollars.
d.	Clarify that the performance presented is the average annual total return of the similar accounts.
e.	In correspondence, confirm that the standardized SEC method was used to calculate the related performance. If it was not, then revise the disclosure to describe how the performance was calculated and state that the method differs from the standard SEC method.
f.	Represent in correspondence that the Fund has, and will maintain, the records necessary to support calculation of the performance as required by Rule 204-2)(a)16 of the Advisers Act and provide the Staff supplementally with completed performance tables in advance of filing the 485(b).
Response: The Trust acknowledges the Staff’s comments regarding the presentation of related performance for both Funds and confirms that it will address each sub-item as follows:

a. The Trust will revise the disclosure to state that the various differences described between the similar accounts and the Funds are not material, would not have a material impact on the disclosed performance, and do not alter the conclusion that the accounts are substantially similar.

b. The Trust will clarify in the disclosure whether the performance shown is subject to all actual fees and expenses, including whether it reflects any sales loads of the similar accounts.

c. The Trust will revise the disclosure to state that performance would have been different if the similar accounts were denominated in U.S. dollars rather than Canadian dollars.

d. The Trust will revise the disclosure to clarify that the performance presented is the average annual total return of the similar accounts.

e. The Trust confirms it will revise the disclosure to describe how the performance was calculated and state that the method differs from the standard SEC method.

f. The Trust represents that the Fund has, and will maintain, the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) of the Advisers Act. The Trust will also provide the Staff with completed performance tables in advance of filing the 485(b).
21.	For the first related performance presentation, please advise the Staff in correspondence regarding the extent to which Series F invested in securities related to alternative or renewable energy sources 5 to 10 years ago. If investments in alternative or renewables were not a material part of the strategy 5 to 10 years ago, explain how the Fund believes its proposed strategy is substantially similar for the entire period.

Response: While Series F had the ability to invest in securities related to alternative or renewable energy sources 5 to 10 years ago, these investments were not a substantial part of its strategy during that period. Similarly, based on current market conditions, such investments are not expected to be a substantial part of the strategy for either of the two new Funds. However, if market conditions change, the Funds may consider investing in alternatives and/or renewables as part of their strategy.
22.	For both Funds, please include a comparison of the prior performance to an appropriate broad-based securities index.

Response: The Trust confirms the Prospectus has been revised to include a comparison of the prior performance to an appropriate broad-based securities index.

STATEMENT OF ADDITIONAL INFORMATION

23.	With respect to the supplemental disclosure regarding the Funds’ fundamental investment policy with respect to concentration, please clarify in the disclosure whether the Funds will look through to the underlying holdings of any investment company (both affiliated or unaffiliated) and also disclose how investments in derivatives will be treated for purposes of the Funds’ concentration policy.

Response: With respect to investments in other investment companies, the Trust has updated the language clarifying the Funds’ fundamental investment restriction concentration policies to state the following:

“In determining its compliance with the fundamental investment restriction on concentration, each Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries. In determining its compliance with the fundamental investment restriction on concentration, each Fund will also look through to the user or use of private activity municipal bonds to determine their industry.”

Further, disclosure has been added to clarify that each Fund’s derivatives investments will be categorized based on their underlying asset exposure, and that the notional value of these derivatives will be considered when assessing each Fund’s compliance with its industry concentration policies.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.
/s/ John Hadermayer
John Hadermayer
SVP Legal
Tidal Investments LLC

Appendix A

NINEPOINT ENERGY ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303

NINEPOINT ENERGY INCOME ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.

(2)	Estimated for the current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$97	$303